                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                The American Materials & Technologies Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   027397 10 8
                                 (CUSIP Number)

                                  E.F. Jackman,
                  Vice President, General Counsel and Secretary
                              Cytec Industries Inc.
                           Five Garret Mountain Plaza
                             West Paterson, NJ 07424
                                 (973) 357-3100
                       Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box [ ]

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
CUSIP No. 027397 10 8

                  1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                           Cytec Industries Inc.; IRS 22-3268660.

                  2) Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)      [ ]
                           (b)      [X}

                  3)       SEC Use Only

                  4)       Sources of Funds (See Instructions)
                           WC

                  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           [ ]

                  6)       Citizenship or Place of Organization
                           Delaware

Number of Shares           7)      Sole Voting Power
Beneficially Owned                          387,500
by Each Reporting          8)      Shared Voting Power
Person With
                           9)      Sole Dispositive Power
                                            387,500
                           10)     Shared Dispositive Power

                  11)      Aggregate Amount Beneficially Owned by Each Reporting
                           Person
                           387,500

                  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [X]

                  13)      Percent of Class Represented by Amount in Row (11)
                           8.6%

                  14)      Type of Reporting Person (See Instructions)
                           CO


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CUSIP No. 027397 10 8

                  1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                           CAM Acquisition Corp.

                  2) Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)[ ]
                           (b)[X]

                  3)       SEC Use Only

                  4)       Sources of Funds (See Instructions)

                           N.A.

                  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           [ ]

                  6)       Citizenship or Place of Organization
                           Delaware

Number of Shares           7)      Sole Voting Power
Beneficially Owned                          0
by each Reporting          8)      Shared Voting Power
Person With                                 0
                           9)      Sole Dispositive Power
                                            0
                           10)     Shared Dispositive Power
                                            0

                  11)      Aggregate Amount Beneficially Owned by Each Reporting
                           Person
                           0

                  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)
                           [X]

                  13)      Percent of Class Represented by Amount in Row (11)
                           0.0%


                  14)      Type of Reporting Person (See Instructions)
                           CO


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
Item 1.           Security and Issuer

                  This statement relates to the common stock, par value $.01 per share (the "AMT Common Stock"), of The American Materials & Technologies Corporation ("AMT"). The principal executive offices of AMT are located at 5915 Rodeo Road, Los Angeles, CA 90016.

Item 2.           Identity and Background

                  This statement is being filed by Cytec Industries Inc. ("Cytec"), a Delaware corporation, and CAM Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Cytec. Cytec is a vertically integrated industrial chemicals company which focuses on value-added specialty products. Merger Sub was formed solely for the purpose of effecting the Merger with AMT as described in Item 4. The principal executive offices of Cytec and Merger Sub are each located at 5 Garret Mountain Plaza, West Paterson, NJ 07424. Neither Cytec nor Merger Sub has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Information about each director and executive officer of Cytec and Merger Sub is set forth on Schedule 1 hereto.

Item 3.           Source and Amount of Funds or Other Consideration

                  The purchases of AMT's common stock described herein were paid for from Cytec's working capital.

Item 4.           Purpose of Transaction

                  Cytec, Merger Sub and AMT entered into an agreement and plan of merger dated July 8, 1998 (as amended on August 25, 1998, the "Merger Agreement"), pursuant to which and subject to the terms and conditions thereof Merger Sub will be merged with and into AMT (the "Merger") and each share of AMT Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (except for treasury stock and stock held by Cytec or Merger Sub) will be converted into the right to receive that number of shares of Common Stock, par value $.01 per share, of Cytec ("Cytec Common Stock") determined by dividing $6.00 by the average closing price of Cytec Common Stock on the New York Stock Exchange Composite Transaction Tape for the 20 trading days immediately preceding the closing date of the Merger and rounding to the nearest ten-thousandth of a share. The consummation of the Merger is subject, among other conditions, to the approval of AMT's shareholders. AMT has scheduled a special meeting (the "Special Meeting") of its stockholders on October 9, 1998 to consider


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
approval and adoption of the Merger Agreement. Certain directors and executive officers of AMT (the "Selling Stockholders") have entered into a Stockholders Agreement (the "Stockholders Agreement") with Cytec, Merger Sub and AMT pursuant to which each Selling Stockholder agreed to vote in favor of the Merger and granted an irrevocable proxy to certain officers of Cytec to vote such Selling Stockholders' shares of AMT Common Stock at the Special Meeting. As of August 31, 1998, the Selling Stockholders owned 717,360 shares of AMT Common Stock, or approximately 16.0% of the then outstanding AMT Common Stock. Cytec and Merger Sub each disclaim beneficial ownership of such shares and Merger Sub also disclaims beneficial ownership of all shares of AMT Common Stock owned by Cytec. Reference is made to the Merger Agreement and the Stockholders Agreement which are filed as exhibits hereto and incorporated by reference herein. Reference is also made to the Registration Statement on Form S-4 (Registration No. 333-62287) that Cytec has filed with the Securities and Exchange Commission relating to the registration of shares of Cytec Common Stock to be offered as consideration in the Merger, as such registration statement may be amended from time to time. Cytec beneficially owned of record 205,500 shares of AMT Common Stock on August 31, 1998, the record date for the Special Meeting and intends to vote all such shares at the Special Meeting in favor of the adoption of the Merger. Cytec has since purchased an additional 182,000 shares of AMT Common Stock on the open market and may continue to purchase shares of AMT Common Stock on the open market or in privately negotiated transactions for the purpose of reducing the anticipated cost of the acquisition of AMT to Cytec.

         The officers of AMT at the Effective Time will remain the officers of AMT after the Merger (the "Surviving Corporation") until their successors have been duly appointed and qualified or until their earlier resignation or removal. The directors of Merger Sub at the Effective Time will become the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier resignation or removal.

Item 5.           Interest in Securities of Issuer

                  At September 4, 1998, Cytec beneficially owned 387,500 shares of AMT Common Stock, or approximately 8.6% of the 4,490,121 shares of AMT Common Stock outstanding on August 31, 1998. Cytec has sole power to vote or direct the vote and to dispose or direct the disposition of such shares.

                  All transactions in AMT Common Stock effected by Cytec or Merger Sub during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto. None of the persons listed on Schedule 1 beneficially owns any shares of Common Stock of AMT.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships with respect to securities of AMT among the persons listed on
Schedule 1, Cytec and Merger Sub and between such persons and any person with respect to any securities of AMT


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
except for the Merger Agreement and the Stockholders Agreement. The description of such agreements in Cytec's Registration Statement on Form S-4, registration statement number 333-62287 under the captions "The Special Meeting - The Stockholders Agreement" and "The Merger Agreement" are incorporated by reference herein. Such descriptions do not purport to be complete and reference is also made to the actual agreements filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7.           Material to be Filed as  Exhibits

A. Agreement and Plan of Merger dated as of July 8, 1998 by and among Cytec, Merger Sub, and AMT and Amendment to the Agreement and Plan of Merger dated as of August 25, 1998 (incorporated by reference to exhibit 2.1 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

B. Stockholders Agreement dated as of July 8, 1998 by and among Cytec, Merger Sub, AMT, Paul W. Pendorf, Steven Georgiev, Robert V. Glaser and Buster C. Glosson (incorporated by reference to exhibit 2.2 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

C. Description of the Stockholders Agreement and the Merger Agreement incorporated by reference from Cytec's Registration Statement on Form S-4, Registration Number 333-62287.



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CYTEC INDUSTRIES INC.


Date:  September 8, 1998            By  /s/ J.P. Cronin
                                        ----------------------------------------
                                        J.P. Cronin
                                        Executive Vice President and
                                        Chief Financial Officer

                                            CAM ACQUISITION CORP.


                                    By  /s/ J.P. Cronin
                                        ----------------------------------------
                                        J.P. Cronin
                                        President and Chief Executive Officer


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
                                                                      Schedule 1


            Executive Officers and Directors of Cytec Industries Inc.

         The name and present principal occupation or employment of each director and executive officer of Cytec Industries Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is Cytec Industries Inc., 5 Garret Mountain Plaza, West Paterson, NJ 07424. No person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Directors of Cytec Industries Inc.

         Name                      Principal Occupation               Business Address
         ----                      --------------------               ----------------
F.W.  Armstrong                    Retired                            5 Garret Mountain Plaza
                                                                      West Paterson, NJ  07424

G.A. Burns                         Retired                            560 Sylvan Avenue
                                                                      Engelwood Cliffs, NJ 07632

D.D. Fry                           Chairman of the Board

L.L. Hoynes, Jr.                   Senior Vice President and          American Home Products
                                       General Counsel                Corporation
                                                                      5 Giralda Farms
                                                                      Madison, NJ 07940

D. Lilley                          President and Chief
   (UK citizen)                        Executive Officer

W.P. Powell                        Managing Director                  Warburg Dillon Read LC.
                                                                      535 Madison Avenue
                                                                      New York, NY   10022


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

J.R. Satrum                        Investor                           400 Perimeter Center Terr.
                                                                      Suite 970
                                                                      Atlanta, GA 30346


Executive Officers of Cytec Industries Inc.

         Name                       Principal Occupation               Business Address
         ----                       --------------------               ----------------
J.P. Cronin                        Executive Vice President and
                                     Chief Financial Officer

D.M. Drillock                      Controller

D.D. Fry                           Chairman of the Board

J.W. Hirsch                        Vice President, Employee
                                     Resources

E.F. Jackman                       Vice President, General Counsel
                                     and Secretary

D. Lilley                          President and Chief Executive Officer
   (U.K. citizen)

K. Shah                            Vice President, Corporate Development
                                     & Planning and Investor Relations

T.P. Wozniak                       Treasurer


            Executive Officers and Directors of CAM Acquisition Corp

         The name and present principal occupation or employment of each director and executive officer of CAM Acquisition Corp. is set forth below. Unless otherwise indicated, each person is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is Cytec Industries Inc., 5 Garret Mountain Plaza, West Paterson, NJ 07424. No person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Directors of CAM Acquisition Corp.

         Name                       Principal Occupation                        Business Address
         ----                       --------------------                        ----------------
J.P. Cronin                         Executive Vice President and Chief
                                      Financial Officer

E.F . Jackman                       Vice President, General Counsel and
                                      Secretary

R. Smith                            Senior Counsel and Assistant Secretary


Executive Officers of CAM Acquisition Corp.

         Name                       Principal Occupation                        Business Address
J.P. Cronin                         Executive Vice President and
   (Chairman of the                   Chief Financial Officer
   Board, President
   and CEO)

E.F . Jackman                       Vice President, General Counsel and
   (Vice President and              Secretary
   Secretary)

T.P. Wozniak                        Treasurer
   (Treasurer)


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
                                                                      Schedule 2

                                STOCK PURCHASES
                                ---------------

               NO. OF      SHARE
TRADE DATE     SHARES      PRICE        COMMISSION        TOTAL
----------     ------    --------       ----------     -----------

 8/26/98        1,000    $5.03125       $   40.00      $  5,071.25
 8/26/98          500    $5.06250           20.00         2,551.25
 8/26/98        3,500    $5.00000          140.00        17,640.00
 8/26/98        3,000    $4.96875          120.00        15,029.25 *
 8/26/98        2,500    $5.00000          100.00        12,600.00
 8/26/98        2,500    $5.03125          100.00        12,678.13
 8/27/98        2,000    $4.96875           80.00        10,017.50
 8/27/98       10,000    $5.06250          360.00        50,988.00 *
 8/27/98        1,000    $4.81250           40.00         4,855.50 *
 8/27/98        1,000    $4.93750           40.00         4,977.50
 8/27/98        3,000    $5.00000          120.00        15,120.00
 8/28/98       11,500    $5.06250          460.00        58,681.75 *
 8/28/98       13,500    $5.12500          540.00        69,727.50
 8/31/98       18,000    $5.09375          720.00        92,407.50
 8/31/98        2,500    $5.12500          100.00        12,912.50
 8/31/98       22,000    $5.06250          880.00       112,258.00 *
 8/31/98       13,500    $5.12500          540.00        69,727.50
  9/1/98        1,000    $5.06250           40.00         5,102.50
  9/1/98        2,000    $5.03125           80.00        10,142.50
  9/1/98        4,000    $4.93750          160.00        19,910.00
  9/1/98       16,500    $5.00000          660.00        83,160.00
  9/1/98          500    $4.87500           20.00         2,460.50 *
  9/2/98       17,000    $5.06250          680.00        86,745.50 *
  9/3/98        6,000    $5.00000          240.00        30,243.00 *
  9/3/98       27,000    $5.06250        1,080.00       137,767.50 *
  9/4/98        1,000    $5.06250           40.00         5,105.50 *
  9/4/98        5,000    $5.09375          200.00        25,668.75
  9/4/98        4,000    $5.12500          160.00        20,660.00

------------------------------------------------------------------
Sub Total     195,000                   $7,760.00      $994,208.88
------------------------------------------------------------------

*Includes $3.00 Service Charge


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
Exhibit Index


A. Agreement and Plan of Merger dated as of July 8, 1998 by and among Cytec, Merger Sub, and AMT and Amendment to the Agreement and Plan of Merger dated as, August 25, 1998 (incorporated by reference to exhibit 2.1 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

B. Stockholders Agreement dated as of July 8, 1998 by and among Cytec, Merger Sub, AMT, Paul W. Pendorf, Steven Georgiev, Robert V. Glaser and Buster C. Glosson (incorporated by reference to exhibit 2.2 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).


C. Description of the Stockholders Agreement and the Merger Agreement incorporated by reference from Cytec's Registration Statement on Form S-4, Registration Number 333-62287.


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